

WELLINGTON SHIELDS & CO., LLC
(A Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2020

WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WELLINGTON SHIELDS & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 44TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID V. SHIELDS (212)320-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH LLP
(Name – *if individual, state last, first, middle name*)

685 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, DAVID V. SHIELDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WELLINGTON SHIELDS & CO., LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
STEVEN FRIEDFERTIG
No. 01FR6305262
Exp. 06/09/2024
QUEENS COUNTY
STATE OF NEW YORK

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLINGTON SHIELDS & CO., LLC
(A Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

DECEMBER 31, 2020

CONTENTS



Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
markspaneth.com

MARKS PANETH
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Wellington Shields & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wellington Shields & Co., LLC (the "Company") (a wholly owned subsidiary of Wellington Shields Holdings, LLC) as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Wellington Shields & Co., LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Wellington Shields & Co., LLC's financial statement. The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k), and therefore no "Computation Determination of Customer Account Reserve" or "Information for Possession or Control Requirements" under that rule have been provided. The supplemental information is the responsibility of Wellington Shields & Co., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Marks Paneth LLP

We have served as Company's auditors since 2016.
New York, New York
February 25, 2021

Morison KSi
Independent member

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$ 6,633,562
Securities owned, at fair value	1,088,183
Deposits with clearing broker-dealer	100,000
Receivables from broker-dealers	1,376,080
Receivable from affiliates	2,464,069
Operating lease right-of-use assets	2,670,822
Furniture, equipment and leasehold improvements – at cost, net	
of accumulated depreciation in the amount of $ 389,120	239,040
Restricted cash	210,530
Prepaid expenses and other assets	660,055
Total assets	$ 15,442,341

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 1,058,823
SBA Paycheck Protection Program loan	1,283,806
Operating lease liabilities	3,510,885
Deferred revenue	1,700,000
Total liabilities	7,553,514
Commitments and contingencies	
Member's equity	7,888,827
Total liabilities and member's equity	$ 15,442,341

The accompanying notes are an integral part of the financial statement.

2

1. ORGANIZATION AND NATURE OF BUSINESS

Wellington Shields & Co., LLC (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission, is a member of the New York Stock Exchange and the Financial Industry Regulatory Authority (FINRA) and is a wholly-owned subsidiary of Wellington Shields Holdings, LLC ("Holdings"). The Company's principal line of business is conducting securities transactions for its customers located throughout the United States. The Company clears its securities transactions on a fully disclosed basis with other broker-dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Security transactions are recorded by the Company on the trade date. Securities owned and securities sold, not yet purchased, are stated at fair value. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities received as compensation for investment banking transactions are recorded at fair value on the date received.

Securities are reported at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. See Notes 2 and 3 for discussion of fair value measurements.

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, (Topic 606) *Revenue from Contracts with Customers*, which provides guidance for revenue recognition. The pronouncement requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects

2. (cont'd)

the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted Topic 606 as of January 1, 2018.

Commission Revenue

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment and Technical Research Revenue

The Company generates revenue from the sale of investment and technical research to institutional and retail customers. Revenue is generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Depending on the arrangement, fees are received monthly, quarterly, semi-annually or annually and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from services provided in other periods. Fees received from customers prior to recognizing revenue are reflected as liabilities. At December 31, 2020, all contract liabilities were immaterial.

Asset Management - Investment Advisory Fees

The Company provides investment advisory services under the terms of an investment advisory agreement. These services are provided on a daily basis and the Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are generally received quarterly relating specifically to the services provided in that period, which are distinct from services provided in other periods. The Company uses estimates to measure and recognize revenue intra-quarter based on prior quarters' calculated fees and reconciles any differences in the quarter when fees are calculated.

Deposits with Clearing Broker

The Company does not carry accounts for customers or perform custodial functions related to customer securities. Deposits with Clearing Broker represents cash held at that broker.

4

2. (cont'd)

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost and are being depreciated over five or seven years, which approximates their useful lives, using the straight-line method. Leasehold improvements are being amortized using the straight-line method over the term of the related office space lease, which is ten years. Major expenditures for furniture and equipment and those which substantially increase their useful lives are capitalized; maintenance and repairs, are expensed as incurred.

Management reviews the carrying value for impairment in value and determines if any adjustments are required. No impairment losses have been recognized as of December 31, 2020.

Income Taxes

The Company was organized as a limited liability company in 2008 and is included in the federal partnership tax returns filed by Holdings. Accordingly, no provisions for income taxes are required in these financial statements as the items of income or loss will be included in the tax returns of Holdings' members.

Although the Company itself is not directly subject to income taxes, the effects of an uncertain tax position, if any, may have an impact on the tax returns of Holding's members. Therefore, GAAP requires that any such effects be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. As of December 31, 2020, the Company has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statements.

Fair Value Hierarchy

Accounting principles related to fair value measurements establish a framework for measuring fair value, and establish a hierarchy of fair value inputs for valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

2. (cont'd)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access as the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less unobservable in the market, the determinates of fair value require more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3. SECURITIES OWNED

U.S. Government Securities

The fair value of U.S. Treasury bond securities is estimated based on quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities, and is determined by factors such as interest rate and date to maturity. U.S. Treasury bond securities are considered level 1 securities.

Exchange Traded Equity Securities

Exchange traded securities are generally valued based on quoted market prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or 3 of the fair value hierarchy. Securities categorized in level 2 are classified as such as the securities are restricted or not actively traded.

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2020

3. (cont'd)

Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS") and other Asset-Backed Securities ("ABS")

RMBS, CMBS and other ABS are valued based on trades, bid price or spread data, two-sided markets, quotes, benchmark curves including but not limited to treasury benchmarks and Libor and swap curves, discount rates, market data feeds from commercial vendors, derivative indices, loan level information including without limitation loan loss, recovery and default rates, prepayment speeds, trustee reports, investor reports, and servicer reports and is obtained from observed transactions or independent third parties such as vendors or clearing brokers. Such securities are categorized in level 2 or 3.

State and Municipal Bonds

The fair value of state and municipal securities is determined using trades, bid price or spread, two-sided markets, quotes, benchmark curves including but not limited to treasury benchmarks and Libor and swap curves, market data feeds such as municipal securities rulemaking board, new issues, financial statements and trustee reports and is obtained from observed transactions or independent third parties such as vendor or clearing brokers. Such securities are categorized in level 2 or 3.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2020.

Fair Value Measurements on a Recurring Basis

As of December 31, 2020

	Level 1	Level 2	Level 3	Total
Securities owned:				
Residential mortgage-backed securities	$	$ 165,181	$	$ 165,181
State and municipal bonds		923,002		1,923,002
	$	$ 1,088,183	$	$ 1,088,183

The aggregate cost of securities was $1,079,819 at December 31, 2020.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of furniture, equipment and leasehold improvements include the following:

	Life – Years	
Furniture and equipment	5-7	$ 70,105
Leasehold improvements	10	558,055
		628,160
Less accumulated depreciation/amortization		389,120
Net furniture, equipment and leasehold improvements		$ 239,040

5. EMPLOYEE BENEFIT PLAN

Employees' Savings and Investment Plan

The Company sponsors a 401(k) deferred contribution plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions to the plan. For the year ended December 31, 2020, the Company elected to contribute 50% of employee contributions up to 4% of their compensation.

6. COMMITMENTS AND CONTINGENCIES

Leases

The Company is obligated under several operating leases for office space and equipment which expire at various dates through September 30, 2024.

On December 18, 2013, the Company signed an extension and second amendment to the lease assumed from a member of Holdings, to extend the term of the lease commencing January 1, 2014 and terminating September 30, 2024. Annual rent ranges from $891,792 plus operating and real estate tax escalations at the beginning of the lease to $1,003,266 for the final three years of the agreement. The lease also includes an "Extension Option" whereby the Company has the option to extend the term of the lease for five (5) years succeeding the extended term expiration date with notice to the landlord nine (9) months prior to the extended term expiration date. As of December 31, 2019, the Company had no intention of exercising this option. Under the terms of the agreement, the Company was not required to pay rent for the first nine months of the agreement. The Company was also entitled to receive reimbursement from the landlord for up to $836,055 in renovations to the office space. A total of $551,493 was reimbursed from the landlord for renovations, with the remaining

6. (cont'd)

$284,562 converted to free rent, and used by the Company as per the "Free Rent Elective Amount" provision of the agreement.

In February 2016, the FASB issued ASU 2016-02, (Topic 842) *Leases*, which establishes a right of use model ("ROU") that requires a lessee to record a ROU asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. Disclosure of key information about leases is also required. This guidance was effective for the Company on January 1, 2019.

In July 2018, the FASB issued ASU 2018-11, (Topic 842) *Leases*, which amends ASC 842 so that entities may elect not to recast their comparative periods in transition. The ASU allows entities to change their date of initial application to the beginning of the period of adoption. In doing so, the entity would recognize the effects of applying ASC 842 as a cumulative-effect adjustment to member's equity as of January 1, 2019. The Company elected to adopt Topic 842 as amended under ASU 2018-11 as of January 1, 2019.

In adopting and applying Topic 842, significant assumptions and judgments were made in the application of GAAP for leases, which included those applying to the:

     i.   Determination of whether a contract included a lease (and type)
    ii.   Allocation of the contract consideration between lease and nonlease components
   iii.   Determination of the lease discount rate

All lease costs recorded during the year are classified by the Company as operating. The weighted-average term (years) for these operating leases was 3.7. The Company determined a discount rate based on its incremental borrowing rate to finance an asset of a similar value to the right-of-use asset in a similar economic environment. At December 31, 2020, the weighted-average discount rate was 4.24%.

The following maturity analysis table displays the undiscounted cash flows and interest impact related to the Company's operating leases as of December 31, 2020, along with a reconciliation to the discounted amount recorded on the December 31, 2020 Statement of Financial Condition.

6. (cont'd)

	Operating
Undiscounted cash flows due within:	
2021	$ 1,001,220
2022	1,024,017
2023	1,014,016
2024	763,499
2025	1,850
Total undiscounted cash flows	3,804,602
Impact of present value discount	(293,717)
Amount reported on statement of financial condition	$ 3,510,885

Letter of Credit – Restricted Cash

A commitment under a standby letter of credit expiring on December 31, 2024 was cancelled and replaced with a standby letter of credit with a different financial institution for $200,000, expiring on the same date and is reflected as restricted cash in the amount of $210,530 at December 31, 2020.

Deferred Revenue

On July 1, 2020, the Company received a retention award from its clearing broker-dealer in the amount $1,700,000. Under the terms of the Amendment to the Clearing Agreement, the Company is subject to a Termination Fee in the event that it terminates the Agreement prior to its expiration on May 31, 2025. Accordingly, the Company has recorded the payment as deferred revenue for 2020 and will be recognizing a portion of the liability to Other Income in conjunction with the termination fee schedule as follows:

Termination in Year	Deferred Revenue (Liability)
June 1, 2020 – May 31, 2021	$ 1,700,000
June 1, 2021 – May 31, 2022	1,360,000
June 1, 2022 – May 31, 2023	1,020,000
June 1, 2023 – May 31, 2024	680,000
June 1, 2024 – May 31, 2025	340,000
June 1, 2025 Termination	$ -

As of December 31, 2020, the deferred revenue balance stood at 1,700,000.

6. (cont'd)

Loan Payable

On April 17, 2020, the Company was granted a $1,274,785 loan (the "Loan") pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the Coronavirus Aid Relief, and Economic Security Act (CARES Act), which was enacted March 27, 2020. The Loan, which was in the form of a Note dated April 16, 2020, matures on April 16, 2022 and bears interest at 1.0% per annum. The Note may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties. At December 31, 2020, accrued interest of $9,021 is included in SBA Paycheck Protection Program loan on the statement of financial condition.

Under the terms of the PPP, proceeds of the Loan used for eligible expenses (including payroll, benefits, rent and utilities) during the "covered period" may be forgiven in part or wholly, if applied for with the Small Business Administration (SBA) within ten (10) months following the last day of the Borrower's covered period. The portion of the Loan which is not forgiven is required to be repaid with accrued interest commencing on the first day of the tenth month following the last day of the Borrower' covered period (August 1, 2021). Having used all of the proceeds of the Loan on eligible expenses, it is the Company's intention to apply for forgiveness within ten (10) months following the end of the covered period, October 1, 2020.

The Company implemented guidance from the FASB's ASC (Topic 470) *Debt* to account for the Loan. Topic 470 requires the Company to:

- Record the initial cash inflow as a financial liability;
- Accrue interest in accordance with the interest method (under FASB ASC 835-30);
- Record the Loan as a liability until either (1) the Loan is, in part or wholly, forgiven and the debtor has been "legally released" or (2) the debtor pays off the Loan to the creditor;
- Reduce the liability by the amount forgiven and record a gain on extinguishment once the Loan is, in part or wholly, forgiven and legal release is received.

Contingencies

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic that continues to spread throughout the United States and by which the Company could be materially affected. Due to the uncertainty surrounding the various facts and circumstances, the Company cannot predict the extent to which its financial condition and results of operations will be affected.

7.   RELATED PARTY TRANSACTIONS

The Company shares office space with an affiliate related by common ownership. Allocation of expenses to this affiliate is based on management estimates per terms of the intercompany expense allocation agreement. At December 31, 2020, the receivable from this affiliate was $1,964,069 and a receivable from Holdings was $500,000, which are due on demand, and repayable on a quarterly basis.

8.   NET CAPITAL REQUIREMENT

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020 the Company had net capital of $6,231,682 which was $6,006,059 in excess of its required net capital of $225,623. The Company's net capital ratio was 0.5431 to 1.

9.   CONCENTRATIONS OF CREDIT RISK

The Company invests its excess cash in deposits with financial institutions, money market funds, residential mortgage-backed securities and securities issued by the U.S. and local governments. Financial instruments that subject the Company to risk of loss include (a) securities owned, (b) receivables and deposits with brokers and dealers; and (c) receivables from affiliated entities. No losses have been incurred to date.

The Company is subject to credit risk in the event that its clearing broker is unable to fulfill its obligations. The Company maintains its cash in bank deposit accounts and with its clearing broker which, at times may exceed federal insured and SIPC limits. The bank and clearing broker are affiliated with each other. At December 31, 2020, cash in bank deposits exceeded federal insured limits by $48,000. At December 31, 2020, cash held by the clearing broker exceeded SIPC insured limits by $5,947,000. The Company has not experienced any losses in such accounts.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's transactions are cleared by its clearing broker-dealer pursuant to a clearance agreement. Although the Company clears its transactions through its clearing broker-dealer, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

10. (cont'd)

At December 31, 2020, the cash held by the clearing broker in excess of SIPC insured limits and substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

11. SUBSEQUENT EVENTS

The Company has evaluated, for potential recognition and disclosure, subsequent events as of the date of the statement of financial condition through February 25, 2021, the date that the financial statements were available to he issued.

SUPPLEMENTARY INFORMATION

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

NET CAPITAL		
Member's equity		$ 7,888,827
Add:		
Allowable credits		1,282,204
Total capital		9,171,031
Deductions:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net	$ 22,894	
Receivable from affiliates	2,464,069	
Other receivable (included in receivables from broker-dealers on statement of financial condition)	7,015	
Restricted cash	210,530	
Prepaid expenses and other assets	175,878	
		2,880,386
Other deductions and/or charges		3,500
Net capital before haircuts on securities positions		6,287,145
Haircuts on securities:		
Exempted securities		55,463
Net capital		$ 6,231,682

(Continued)

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

SCHEDULE I
(Continued)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

AGGREGATE INDEBTEDNESS

Accounts payable, accrued expenses and other liabilities	$ 3,384,341
Total aggregate indebtedness	$ 3,384,341

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 225,623
Net capital at 1,500 percent	$ 6,006,059
Excess net capital at 1,000 percent	$ 5,893,248
Ratio: aggregate indebtedness to net capital	0.5431 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17-A-5 as of December 31, 2020.

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

SCHEDULE II

COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE OF BROKERS AND DEALERS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k), and therefore no "Computation for Determination of Customer Account Reserve" under that rule has been provided.

See Report of Independent Registered Public Accounting Firm.

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

SCHEDULE III

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2020

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k), and therefore no "Information for Possession or Control Requirements" under that rule has been provided.